UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, California 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Elizabeth Cooper, Esq.

Christopher May, Esq.

Mark Myott, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

October 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West HoldCo, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 82,633,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 82,633,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,633,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West HoldCo II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,480,988
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,480,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,480,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Silver Lake West VoteCo, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109

1.	Names of Reporting Persons. Egon Durban
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

Explanatory Note

This Amendment No. 4 (the “Amendment”) is being filed by Silver Lake West HoldCo, L.P. (“West HoldCo”), Silver Lake West HoldCo II, L.P. (“West HoldCo II” and together with West HoldCo, the “HoldCos”), Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by certain affiliates of the Reporting Persons on May 13, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on July 26, 2021, as amended by Amendment No. 2 to Schedule 13D filed on October 26, 2023, as amended by Amendment No. 3 to Schedule 13D filed on April 2, 2024 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 23, 2024, Mr. Emanuel, the Issuer, OpCo, WME and the Parent Entities entered into an amendment to the Emanuel Letter Agreement (the “Emanuel Amendment”). Pursuant to the Emanuel Amendment, Mr. Emanuel will no longer be entitled to the AE Asset Sale Bonus. In connection with the foregoing, the Emanuel Amendment also clarifies that Mr. Emanuel’s employment as Chief Executive Officer of the Issuer will terminate automatically upon an “Asset Sale” (which is generally defined as a sale of certain specified assets of the Issuer and OpCo, subject to certain exceptions (the “Reference Assets”), as opposed to payment of the AE Asset Sale Bonus (as originally provided in the Emanuel Letter Agreement and which will no longer be applicable).

The Existing Shapiro Employment Agreement entered into between the Issuer, OpCo and Mr. Shapiro (as amended from time to time) and the Shapiro A&R Employment Agreement entered into between the Issuer, OpCo, the Parent Entities and Mr. Shapiro (which will be effective and will supersede the Existing Shapiro Employment Agreement at the Effective Time) (together, the “Shapiro Employment Agreements”) were similarly amended on October 23, 2024 pursuant to certain amendments entered into between Mark Shapiro and the respective parties to the Shapiro Employment Agreements (the “Shapiro Amendments”). Pursuant to the Shapiro Amendments, Mr. Shapiro will no longer be entitled to the MS Asset Sale Bonus. In connection with the foregoing, the Shapiro Amendment applicable to the Shapiro A&R Employment Agreement also clarifies that Mr. Shapiro’s employment with the Employer Group will terminate automatically upon an “Asset Sale” that results in the sale of all of the Reference Assets (the “Final Asset Sale”), as opposed to upon payment of the MS Asset Sale Bonus related to the Final Asset Sale (given that the MS Asset Sale Bonus is no longer applicable), and (consistent with the original terms of the Shapiro A&R Employment Agreement) Mr. Shapiro will be entitled to a pro-rated guaranteed annual bonus in connection with such asset sale termination.

Neither the Emanuel Amendment or the Shapiro Amendments amend the terms of Mr. Emanuel or Mr. Shapiro’s roles as specified under the Emanuel Letter Agreement and the Shapiro A&R Employment Agreement, as applicable, which will be effective as of the Effective Time.

The foregoing descriptions of the Emanuel Amendment and the Shapiro Amendments do not purport to be complete and are qualified in its entirety by reference to the full text of such agreements. The amendments are attached hereto as Exhibits Q, R, and S, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 174,114,556 shares of the Issuer’s Class A Common Stock, or 44.8% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable (along with an equal number of shares of Class X Common Stock) for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

The shares of Class A Common Stock, shares of Class X Common Stock and shares of Class Y Common Stock owned by the Reporting Persons represent approximately 74.3% of the total voting power of Issuer’s common stock outstanding. Calculations of beneficial ownership and voting power described herein are based on 306,795,376 shares of Class A Common Stock, 161,277,555 shares of Class X Common Stock and 216,298,160 shares of Class Y Common Stock of the Issuer outstanding as of July 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2024.

Interests in the Issuer and Endeavor Operating Company are held through West HoldCo (holding (i) 495,494 shares of Class A Common Stock and (ii) 82,138,074 Endeavor Operating Company Units and an equal number of paired shares of Class X Common Stock and an equal number of shares of Class Y Common Stock) and West HoldCo II (holding 91,480,988 shares of Class A Common Stock and 87,254,147 shares of Class Y Common Stock). Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of the HoldCos.

The HoldCos, Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Executive Holdco (collectively, the “Executive Parties”) and certain other equityholders of the Issuer are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder and certain other arrangements with such persons, the Reporting Persons acknowledge and agree that they are acting as a “group” with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Executive Parties have separately made a Schedule 13D filing reporting their beneficial ownership of shares of Class A Common Stock.

As a result of the execution and delivery of the Preferred Equity Commitment Letter by Thirty Fifth Investment Company L.L.C., an affiliate of Mubadala Investment Company PJSC (“Mubadala”), on April 2, 2024, the HoldCos may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act with Mubadala in connection with Thirty Fifth Investment Company L.L.C.’s commitment to contribute amounts to the Parent Entities or the Merger Subs pursuant to the Preferred Equity Commitment Letter. Mubadala has separately made a Schedule 13D filing on April 2, 2024 reporting their beneficial ownership of shares of Class A Common Stock. The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock which may be beneficially owned by Mubadala and each of the Reporting Persons disclaims beneficial ownership over any such shares.

As a result of the execution and delivery of a Rollover Agreement by Mark Shapiro, HoldCos may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act with Mark Shapiro in connection with his Rollover Interests pursuant to such Rollover Agreement. Based on information provided by Mark Shapiro to the Reporting Persons, as of the date hereof, Mark Shapiro beneficially owns 2,499,120 shares of Class A Common Stock, representing approximately 0.8% of the outstanding shares of Class A Common Stock.

(c) None of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

Q	Amendment to Letter Agreement, dated as of October 23, 2024, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., and William Morris Endeavor Entertainment, LLC (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, dated October 24, filed by the Issuer).

R	Amendment No. 3 to Term Employment Agreement, dated as of October 23, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc. and Endeavor Operating Company, LLC (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, dated October 24, filed by the Issuer).

S	Amendment to Amended and Restated Term Employment Agreement, dated as of October 23, 2024, by and among Mark Shapiro, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, Wildcat EGH Holdco, L.P., Wildcat OpCo Holdco, L.P., and William Morris Endeavor Entertainment, LLC (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K, dated October 24, filed by the Issuer).

T	Power of Attorney granted by Egon Durban

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

Silver Lake West HoldCo, L.P.

By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Attorney-in-fact for Egon Durban, Managing Member

Silver Lake West HoldCo II, L.P.

By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Attorney-in-fact for Egon Durban, Managing Member

Silver Lake West VoteCo, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Attorney-in-fact for Egon Durban, Managing Member

Egon Durban

/s/ Andrew J. Schader
Name: Andrew J. Schader Title: Attorney-in-fact